Filed by Westrock Coffee Holdings, LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Riverview Acquisition Corp.

Commission File No. 001-40716

Westrock Coffee to Participate in June Investor Conferences

LITTLE ROCK, Ark. (June 1, 2022) – Westrock Coffee Holdings, LLC ("Westrock Coffee" or "the Company"), a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider to the retail, foodservice and restaurant, convenience store and travel center, CPG, non-commercial and hospitality industries, announced today that Scott Ford, co-founder and chief executive officer, and Chris Pledger, chief financial officer, will participate in the following investor conferences in June:

●	On Wednesday, June 8, 2022, Westrock Coffee management will host a presentation at William Blair’s 42nd Annual Growth Stock Conference beginning at 10:20 a.m. Eastern Standard Time.

●	On Thursday, June 9, 2022, Westrock Coffee management will host a presentation at Stifel's 2022 Cross Sector Insight Conference beginning at 11:30 a.m. Eastern Standard Time.

The management presentations will also be webcast live on the Company's Investor page at: https://westrockcoffee.com/pages/investors.

Westrock Coffee previously announced it entered into a business combination agreement with Riverview Acquisition Corp. (Nasdaq: RVAC). The transaction is expected to close in the third quarter of 2022, and it is anticipated that the Company will retain the Westrock Coffee name and be listed on Nasdaq under the ticker symbol "WEST."

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About Westrock Coffee:

Westrock Coffee Holdings, LLC is a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider in the U.S., providing coffee sourcing, supply chain management, product development, roasting, packaging, and distribution services to retail, foodservice and restaurant, convenience store and travel center, CPG, non-commercial and hospitality industries around the world. With offices in 10 countries, the company sources coffee and tea from 35 origin countries. For more information, please visit WestrockCoffee.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Westrock Coffee has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Riverview and a prospectus of Westrock Coffee, as well as other relevant documents concerning the proposed transaction.  INVESTORS, SECURITY HOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  The definitive proxy statement / prospectus will be mailed to stockholders of Riverview as of a record date to be established for voting on the proposed transaction.  Riverview stockholders may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Westrock Coffee and Riverview, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Riverview Acquisition Corp., 510 South Mendenhall Road, Suite 200, Memphis, TN 38117, (901) 767-5576.

Participants in Solicitation

Riverview and its directors and executive officers may be deemed participants in the solicitation of proxies from Riverview’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Riverview is contained in Westrock Coffee's registration statement on Form S-4, filed on April 25, 2022 with the SEC, which is available free of charge at the SEC’s website at www.sec.gov.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Riverview in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination that Westrock Coffee has filed with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of Westrock Coffee, Riverview, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect, "should," "would," "plan," "predict,” "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objections, expectations, and intentions of Westrock Coffee and Riverview, the expected timing of completion of the transaction, and other statements that are not historical facts. These statements are based on information available to Westrock Coffee and Riverview as of the date hereof and neither Westrock Coffee nor Riverview is under any duty to update any of the forward-looking statements after the date of this Presentation to conform these statements to actual results.  These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Westrock Coffee and Riverview as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Westrock Coffee and Riverview. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of Riverview is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Westrock Coffee; risks related to the rollout of Westrock Coffee's business and the timing of expected business milestones; the effects of competition on Westrock Coffee's business; the amount of redemption requests made by Riverview's stockholders; the ability of Riverview or Westrock Coffee to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; and those factors discussed in Riverview's final prospectus dated August 8, 2021 under the heading "Risk Factors", in Riverview's annual report on Form 10-K for the year ended December 31, 2021 under the heading "Risk Factors", in Westrock Coffee’s registration statement on Form S-4 filed on April 25, 2022 under the heading "Risk Factors", and other documents Riverview or Westrock Coffee has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Riverview nor Westrock Coffee presently know, or that Riverview or Westrock Coffee currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Riverview's and Westrock Coffee's expectations, plans, or forecasts of future events and views as of the date of this communication. Riverview and Westrock Coffee anticipate that subsequent events and developments will cause Riverview's and Westrock Coffee's assessments to change. However, while Riverview and Westrock Coffee may elect to update these forward-looking statements at some point in the future, Riverview and Westrock Coffee specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of Riverview's and Westrock Coffee's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Media:

ICR for Westrock: Westrock@icrinc.com

Investor Relations:

ICR for Westrock: WestrockIR@icrinc.com